

December 8, 2017

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

      Re: Marijuana Co of America, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G
           Filed November 28, 2017
           Form 10-Q for the period ended September 30, 2017
           Filed November 14, 2017
           File No. 000-27039

Dear Mr. Steinberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2017 letter.

Amendment No. 4 to Registration Statement on Form 10-12G filed November 28, 2017

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 10

1.   We note your response to prior comment 2; however, we are still unable to locate your disclosure of the term over which you are committed to raise the one million dollars under the Bougainville joint venture agreement as previously requested. Revise your Form 10 or alternatively amend your 8-K dated November 8, 2017 to clearly disclose the term over which you are committed to raise the $800,000 in cash funding under the

revised Bougainville joint venture agreement. File the "Funding Schedule included as Schedule 5" as an exhibit or tell us your basis for not filing this schedule as an exhibit.

Form 10-Q Filed November 14, 2017

Exhibits, page 43

2.   We note that you entered into a "Settlement and Mutual Release of All Claims Agreement" with Tangiers Global, LLC. Please file the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Tad Mailander